WOODSIDE

04010268

17 February 2004

RECEIVED
MAR - 2 2004
158

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside announces new appointments, lodged with the Australian Stock Exchange on 17 February 2004;
- WA-191-P (Bounty-2 & Bounty-3), lodged with the Australian Stock Exchange on 17 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

1954 2004
Commitment to Growth

WOODSIDE

TUESDAY, 17 FEBRUARY 2004
6:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE ANNOUNCES NEW APPOINTMENTS

The Board of Woodside Petroleum Ltd. today announced the appointment of Mr Don Voelte as Managing Director and Chief Executive Officer of the Woodside Group of Companies.

The Board has also announced the appointment of Mr Keith Spence as Chief Operating Officer of Woodside Energy Ltd., the operating arm of the Woodside Group.

Mr Voelte, 51, brings to Woodside 28 years of extensive experience in the global oil and gas business, starting with Mobil Corporation in 1975. During his 22 years with Mobil, he held a variety of executive roles, including Producing Manager, US Exploration and Production; General Manager, Corporate Planning; Vice President, US Supply and Logisitics; and Vice President and General Manager, US Marketing.

His final role with Mobil was as President, New Exploration and Producing Ventures, with responsibility for world-wide exploration and building and implementing Mobil's corporate upstream global growth strategy, reporting to the Chairman and Chief Executive Officer.

Mr Voelte left Mobil in 1997 to join Atlantic Richfield Company (ARCO) as the head of Corporate Planning responsible for redeveloping global growth and risk management strategy. In 1998, as Executive Vice President, Exploration and Production, he was responsible for a world-wide exploration and production portfolio, remaining in that position until BP's acquisition of ARCO in 2000.

Most recently, Mr Voelte has been the CEO of Chroma Energy, a private exploration and production company specialising in proprietary seismic pattern recognition technology.

Woodside's Chairman, Mr Charles Goode, said: "Mr Voelte brings to the position extensive experience gained from holding a range of senior executive positions in the international oil and gas industry.

"This experience means he will bring to Woodside the strategic leadership to plan and lead the company's continued development after the current large suite of projects come into production.

"Mr Voelte's appointment follows an extensive global search and meets the Board's criteria to engage a person with strong international, and senior management and operational experience.

"He has experience across the world in the oil and gas business and he brings with him a broad international network within the industry."

Mr Spence was Director of Woodside's Oil Business Unit and, in September 2003, following the departure of the-then Managing Director and CEO, Mr John Akehurst, was appointed acting CEO.

In his new role as Chief Operating Officer, Mr Spence will have responsibility for the company's oil and gas operations and for developing projects.

Mr Goode said Mr Spence's appointment should ensure a continuity of operational and technical focus on Woodside's existing businesses and emerging new projects.

"The appointments give Woodside the best of both worlds in that they recognise the visionary and strategic role of the CEO and the management and operational role of the Chief Operating Officer," he said.

"The Board wishes to acknowledge the role Keith has played as acting CEO. In this role, he has provided strong support to the Board and clear leadership to the organisation that has enabled the company to continue its drive to performance improvement."

Mr Voelte said he was attracted to Woodside because of its excellent global reputation and suite of opportunities.

"Woodside has a superb long-life asset base, excellent operational performance, and emerging opportunities that point to an exciting future," Mr Voelte said.

"I also look forward to working with Keith whose operational experience with Woodside will remain invaluable as we grow the company."

Mr Voelte will begin his engagement on Monday, 5 April 2004, and will reside in Perth.

ATTACHMENTS

- Woodside Employment Contract Summary for Mr Don Voelte
- Career outline of Mr Don Voelte, Chief Executive Officer, Woodside Petroleum Ltd.
- Career outline of Mr Keith Spence, Chief Operating Officer, Woodside Energy Ltd.

NOTE TO ANALYSTS AND MEDIA

- Photographs of Mr Voelte and Mr Spence are available in JPEG format at www.investor.woodside.com.au.
- We anticipate Mr Voelte being available for interview within a few weeks of his arrival in Australia.

WOODSIDE EMPLOYMENT CONTRACT SUMMARY — D. R. (DON) VOELTE

Term

Starts 5 April 2004. Ceases after four years and 360 days. Option to extend or enter new contract on expiry of term.

Remuneration

- Initial Fixed Annual Reward of A$1.35 million gross (including superannuation and certain other benefits) with annual review.
- Participation in cash incentive scheme targeted to deliver an additional cash payment of between 25% and 62.5% of the Fixed Annual Reward, based on performance measured against criteria to be stipulated by the Board. Amount to be awarded is at Board discretion and varies depending on performance.
- Participation in long-term incentive scheme targeted to deliver long-term incentive award or payment equivalent to 60% of Fixed Annual Reward, based on performance. Amount to be awarded is at Board discretion and varies depending on performance.

Other benefits

- Mr Voelte's employment in Australia may have adverse tax consequences for Mr Voelte and his wife in respect of his non-Australian income. Woodside has agreed to a limited "taxation equalisation" provision to compensate for this. Mr Voelte and his wife may claim reimbursement of tax paid or payable to the Australian Taxation Office for income or gain in relation to certain disclosed investments in the US to a maximum of US$500,000 over the term of Mr Voelte's employment.
- Reasonable relocation costs from the US to Perth, Australia.
- Reimbursement of up to two business class round trips to the US for Mr Voelte and his wife in the first year of the agreement.

Termination

The agreement may be terminated by:

a) expiry;

b) Mr Voelte, at any time during the term of the agreement, giving six months' notice;

c) Woodside, immediately, for serious misconduct or in other nominated circumstances;

d) Woodside, at any time during the agreement term, giving written notice; and

e) Mr Voelte's death.

- On termination of the agreement for reasons outlined above, Mr Voelte (or his estate in the event of his death) will be entitled to payment or award of any Fixed Annual Reward calculated to the termination date; any annual leave entitlement accrued as at the termination date; or any payment or award under the cash incentive scheme or long-term incentive scheme calculated to the termination date.
- On resignation of Mr Voelte, Woodside may terminate Mr Voelte's employment before the notice period has expired and pay him an amount equal to a proportion of the Fixed Annual Reward, at the time at which notice is given, which corresponds to the remainder of the notice period which was not worked by Mr Voelte.
- If Woodside terminates Mr Voelte's employment during the term (other than on certain stipulated grounds such as misconduct), Mr Voelte will also be entitled to a termination payment equivalent to his Fixed Annual Reward, as at the termination date, calculated over a period which is the lesser of 18 months; or if termination takes place in the final 18 months of the term, the balance of the period until the expiry of the term. This payment is subject to statutory and regulatory requirements.

Protection of interests

Mr Voelte is restrained from certain activities for periods after termination of the agreement to protect Woodside's interests.

The agreement also contains provisions for protecting Woodside's interests covering such areas as confidential information, intellectual property and moral rights.

This is a summary only of the agreement between Woodside and Mr Voelte.

February 2004

D. R. (DON) VOELTE

CHIEF EXECUTIVE OFFICER
WOODSIDE PETROLEUM LTD.

History

1975 Joined Mobil Corporation, various positions based in Houston and Dallas, Texas; Lafayette, Louisiana; Oklahoma City, Oklahoma. Roles included manager, supervisory, field operations and engineering positions onshore and the Gulf of Mexico.

1985 Senior E&P Consultant, Mobil, based in New York. Responsible for oversight and integration of corporate functions within international E&P affiliates in Indonesia, Africa, Middle East, United Kingdom and Norway.

1990 General Manager, Corporate Planning, Mobil, based at Fairfax, Virginia. Led Corporate Planning unit responsible for setting strategic direction and alignment of Mobil world-wide businesses.

1992 Vice President, US Supply and Logistics, Mobil, based at Fairfax, Virginia. Restructured and realigned all crude and product supply, trading and logistics operations.

1993 Vice President and General Manager, US Marketing, Mobil, based at Fairfax, Virginia. Assumed responsibilities for division generating US$10 billion in annual revenues.

1994 Vice President, Staff Redesign Project, Mobil, based at Fairfax, Virginia. Led special reorganisation project to optimise global staff services (16 functions), reporting to the Chairman.

1995 President, New Exploration and Producing Ventures, Mobil, based at Fairfax, Virginia. Responsible for building and implementing corporate upstream global growth strategy.

1997 Senior Vice President, Corporate Planning, Atlantic Richfield Company, based in Los Angeles, California. Directed by Chairman and Board of Directors to develop a global growth and portfolio management strategy for ARCO.

1998 Executive Vice President, Exploration and Production, ARCO, based in Los Angeles, California. Led all exploration and producing operations and business development for ARCO in the lower 48 states of the US, Latin America, Africa, Europe, the Middle East, and the Commonwealth of Independent States. Also had functional responsibility for global crude and product trading activities and world-wide pipeline operations.

2001 Director, President, and Chief Executive Officer, Chroma Energy, Inc. based in Houston, Texas. Responsible to build Chroma from a fledgling technology provider to an integrated equity exploration and producing company.

2004 Chief Executive Officer, Woodside Petroleum Ltd.

Professional

Trustee: University of Nebraska Foundation; awarded: University of Nebraska Engineering Alumni of Year – 2002; member: Society of Petroleum Engineers; American Society of Civil Engineers

Qualifications

Graduated with BSc in Civil Engineering, University of Nebraska, 1975. Awarded University of Nebraska Engineering Scholarship and Alternate National Merit Scholarship. Dean's List and Chi Epsilon Honor Society.

Personal

Age: 51; born Omaha, Nebraska, US; married, one child, aged 23.

February 2004

K. W. (KEITH) SPENCE

CHIEF OPERATING OFFICER
WOODSIDE ENERGY LTD.

History

1978 Joined Woodside Offshore Petroleum Pty Ltd, based in Perth, Western Australia, as an exploration geophysicist working in Australia's Dampier and Browse Basins.

1980 Joined Shell Development Australia Ltd., based in Melbourne, Australia, and The Hague, The Netherlands. Roles included several technical assignments in exploration and petroleum engineering.

1994 Seconded to Woodside from Shell as Exploration Manager, North West Shelf Venture, based in Perth, Western Australia. Led an exploration program that delivered seven successive discoveries, including the giant Perseus gas field.

1998 Director, Northern Business Unit, Woodside, based in Perth. Accountable for Woodside's exploration and production operations and developments outside the North West Shelf Venture.

2000 Director, Oil Business Unit, Woodside, based in Perth. Responsible for building a best-in-class oil exploration and production business in Australia through brownfield exploration and development and production. Accountable for Woodside's oil operations and developments outside the North West Shelf, particularly the Laminaria-Corallina oil fields.

2003 Acting Chief Executive Officer, Woodside Petroleum Ltd.

2004 Chief Operating Officer, Woodside Energy Ltd.

Professional

Chairman of the Advisory Board of the Australian Oil Gas Industry Training Centre; Advisory Board Chairman, Centre for Petroleum Engineering, Curtin University; Member of the Minerals and Energy Research Institute of WA Research Advisory Committee.

Qualifications

Graduated with a BSc (first-class honours) in geophysics, University of Tasmania, 1974.

Personal

Age: 50; born Launceston, Tasmania, Australia; married, two children, aged 20 and 21.

February 2004

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 17 FEBRUARY 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-2 & BOUNTY-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, located in the Carnarvon Basin, reports that on the 17 February 2004 the Bounty-3 well was drilling ahead at 3,075 meters as a geological sidetrack of the Bounty-2 well.

Since the last report, wireline logging operations were completed on Bounty-2 and the well was plugged back to a depth of 2,460 meters. The well was then sidetracked as Bounty-3 in order to appraise the oil sands encountered in Bounty-2 at a location approximately 500 meters to the north-northwest.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

KAREN LANGE
Company Secretary